February 21, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (405)552-8171

J. Larry Nichols
Chairman and Chief Executive Officer
20 N Broadway
Suite 1500
Oklahoma City, Oklahoma 73102

> **Re: Devon Energy Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2007**
> **File No. 001-32318**

Dear Mr. Nichols:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3687.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor